UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 13D

Under the Securities Exchange Act of 1934

MICT, Inc.

(formerly known as MICT Enertec Technologies, Inc.)

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

595117102

(CUSIP Number)

Troy J. Rillo, Esquire

201.985.8300

1012 Springfield Avenue

Mountainside, New Jersey 07092

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications

December 31, 2019

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.
(98-0615462)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Matthew Beckman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): IN

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One EQ, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Blocker EQ, Ltd.
(98-1312787)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Growth and Opportunity Fund Offshore, LP
(98-1312519)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LP
(81-3014898)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LLC
(81-3005935)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	Less than 5%*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	Less than 5%*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: Less than 5%*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): Less than 5%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations are based on MICT’s outstanding Common Stock of 11,009,532 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 14, 2019).

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.001 per share, of MICT, Inc. (“MICT”), a Delaware corporation (formerly known as Micronet Enertec Technologies, Inc.). The address of the principal executive offices of the Issuer is: MICT, Inc., 28 West Grand Avenue, Ste. 3, Montvale, NJ 07645.

Item 2.	Identity and Background

(a)	The names of the persons (the “Reporting Persons”) filing this Schedule 13D are:

•	YA II PN, Ltd., a Cayman Islands exempt company
•	YA Global Investments II (U.S.), LP, a Delaware limited partnership
•	YA II GP, LP, a Delaware limited partnership
•	YA II GP II, LLC, a Delaware limited liability company
•	Yorkville Advisors Global, LP, a Delaware limited partnership
•	Yorkville Advisors Global II, LLC, a Delaware limited liability company
•	D-Beta One EQ, Ltd., a Cayman Islands exempt company
•	D-Beta One Blocker EQ, Ltd., a Cayman Islands exempt company
•	D-Beta One Growth and Opportunity Fund Offshore, LP, a Delaware limited partnership
•	Delta Beta Advisors, LLC, a Delaware limited liability company
•	D-Beta One GP, LP, a Delaware limited partnership
•	D-Beta One GP, LLC, a Delaware limited liability company
•	Matthew Beckman, a citizen of the United States of America

(b)	The principal business and principal office address of each Reporting Person is 1012 Springfield Avenue, Mountainside, New Jersey 07092. Each Reporting Person is in the business of managing investments.

(c)	This Schedule 13D is jointly filed by and on behalf of all of the Reporting Persons. The Reporting Persons are filing this Schedule 13D jointly, and the Joint Filing Agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 99.1 to this Schedule 13D.

Below is a description of the relationship among the Reporting Persons:

YA II PN, Ltd. (“YA II”) is a private investment fund beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II and, in such capacity, makes all of the investment decisions for YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YA II GP, LP (the “YA GP”) is the general partner to the YA Feeder. YA II GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Matthew Beckman makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

D-Beta One EQ, Ltd. (“D-Beta”) is a private investment fund beneficially owned by D-Beta One Blocker EQ, Ltd. (“Blocker”), which is beneficially owned by D-Beta One Growth and Opportunity Fund Offshore, LP (the “Opportunity Fund”). Delta Beta Advisors, LLC (“D-Beta Advisors”) is the investment manager to D-Beta and, in such capacity, makes all of the investment decisions for D-Beta. D-Beta One GP, LP (“D-Beta GP”) is the general partner to the Opportunity Fund. D-Beta One GP, LLC (“D-Beta LLC”) is the general partner to D-Beta GP. Matthew Beckman makes the investment decisions on behalf of D-Beta. Accordingly, each of D-Beta, the Blocker, the Opportunity Fund, D-Beta Advisors, D-Beta GP, D-Beta LLC and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

For purposes of this filing, each of the Reporting Persons is deemed an affiliate of each other Reporting Person. YA II and D-Beta may be deemed affiliates through common ownership of the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP, D-Beta Advisors, D-Beta GP and D-Beta LLC, each of which may be deemed an affiliate of YA II, the YA Feeder, D-Beta, the Blocker and the Opportunity Fund. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Additional information called for Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.2 hereto. The information contained in Exhibit 99.2 hereto is incorporated by reference in partial answer to this Item.

(d)	and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e)	See Item 2(a) above for the Reporting Persons place of organization or citizenship, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable as each Reporting Person is deemed the beneficial owner of less than 5% of MICT’s outstanding shares of Common Stock.

Item 4.	Purpose of Transaction

Not applicable as each Reporting Person is deemed the beneficial owner of less than 5% of MICT’s outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Not applicable as each Reporting Person is deemed the beneficial owner of less than 5% of MICT’s outstanding shares of Common Stock, including any shares of MICT’s Common Stock directly owned by the Reporting Persons, plus shares underlying Warrants held by the Reporting Persons (which are subject to the 4.99% Ownership Cap). Accordingly, each Reporting Person’s beneficial ownership of MICT’s Common Stock is limited to 4.99% of MICT outstanding shares of Common Stock.

Beneficial ownership of the Reporting Persons is 5% or more of MICT’s outstanding shares of Common Stock is based upon 11,009,532 shares outstanding as of November 14, 2019, as reported in MICT’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable as each Reporting Person is deemed the beneficial owner of less than 5% of MICT’s outstanding shares of Common Stock

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)
99.2	Additional Information (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global, LP

By:	Yorkville Advisors Global, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

YA II GP, LP

By:	YA II GP II, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

YA II GP II, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One EQ, Ltd.

By:	Delta Beta Advisors, LLC
Its:	Investment Manager

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By:	D-Beta One GP, LP
Its:	General Partner

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LP

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	1/9/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

/s/ Matthew Beckman		Date:	1/9/2020
Matthew Beckman